UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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SUMMARY OF RESOLUTIONS TAKEN AT THE 103rd
BOARD OF DIRECTORS’ MEETING

CPFL Energia S.A. informs its shareholders and the market in general that the following matters were resolved at the 103rd Board of Directors’ Meeting held on August 1, 2007:

     I. Approval and vote recommendation: Addendum to the Concession Agreements of Companies directly controlled by CMS Energy Brasil S.A., for formalizing the transfer of the indirect share control of CMS Electric & Gas, L.L.C. to Perácio Participações S.A. and to CPFL Energia (Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia, Companhia Jaguari de Energia, Companhia Luz e Força de Mococa);

     II. Approval and vote recommendation: Interim Dividend Declaration (CPFL Energia, CPFL Paulista, CPFL Piratininga, CPFL Brasil, CPFL Geração, RGE, CPFL Cone Sul, Clion, CPFL Sul Centrais Elétricas and CPFL Serra), relative to the first six-month period of 2007, which will be informed to the market on August 7, 2007 following the closing of the trading session at the São Paulo Stock exchange, along with the earnings release for the same period, which is being concluded. On this date we will inform the total amount of dividends in Brazilian reais, the amount in Brazilian reais per share and the date of the shareholding position. The payment date is still pending definition by the Company and will be disclosed to the market opportunely;

     III. Other matters not inherent to Rule CVM 358/02, as amended.

São Paulo, August 1, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.